UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

BGM Group Ltd

No. 152 Hongliang East 1st Street, No. 1703,

Tianfu New District, Chengdu, 610200

People’s Republic of China

+86-028-64775180

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENT

Entry into a Transaction Agreement

On March 18, 2025, BGM Group Ltd (the “Company”), entered into a transaction agreement (the “Transaction Agreement”) with YX Management Company Limited, a company duly incorporated under the laws of Hong Kong (the “Target Company”), Martline Limited, Cymatrix Limited, Innovo Limited and Techvovo Limited, the existing shareholders holding 100% equity securities of the Target Company (collectively the “Sellers”).

Pursuant to the Transaction Agreement, the Company agreed to purchase from the Sellers, 100% of the equity interest of the Target Company, for a consideration of a total of 47,500,000 Class A ordinary shares of a par value of US$0.00833335 each of the Company (the “Consideration Shares”), at a purchase price of US$2.0 per share of the Consideration Shares. Under the Transaction Agreement, the Sellers undertook to conduct a series of restructuring and reorganization arrangements (the “Reorganization”) and upon the completion of such Reorganization and immediately prior to the Closing (as defined below), each of Yunyue Consultant Management (Shenzhen) Co., Ltd. (“Yunyue SZ”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of the Target Company, Guangdong Yunyue Investment Co., Ltd. (“GD Yunyue”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of Yunyue SZ, and Hanzhou Yaoyixing Technology Co., Ltd. (“Yaoyixing”), a limited liability company duly incorporated under the laws of the PRC and currently a wholly owned subsidiary of GD Yunyue, will become a wholly owned subsidiary of the Target Company. In addition, save as the exceptions as stipulated in the Transaction Agreement, the Sellers agreed to not directly or indirectly sell or otherwise transfer any Consideration Shares at any time on or before the expiry of a 60-month period after the Closing. The Transaction Agreement also contained customary representations, warranties and agreements of the Company and the Sellers, as well as customary indemnification rights and obligations of the parties.

The execution and performance of such Transaction Agreement was approved by the board of directors of the Company. The closing of the transaction is expected to occur by the end of June 2025 (the “Closing”). Upon the consummation of the Closing, the Company will hold 100% of the equity interest of the Target Company. The closing is subject to the customary closing conditions and terms as stipulated in the Transaction Agreement. Upon Closing, the Sellers will collectively hold 47,500,000 Class A ordinary shares of the Company, representing approximately 32.8% of the total issued and outstanding shares and approximately 2.2% of the total voting power of the Company.

The Target Company is a smart mobility technology company with expertise and experiences in scalable operations, digital infrastructure development, and technology commercialization. The Company aims to advance the technological evolution and business expansion of its intelligent platform, DuXiaoBao, and the proposed transaction is expected to accelerate the AI-driven strategic upgrade of DuXiaoBao and contribute to the Company’s future growth.

The Transaction Agreement is filed as Exhibit 99.2 to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Transaction Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical are forward-looking and reflect expectations and assumptions. Forward-looking statements are based on our current expectations of future events, and often can be identified in this announcement and elsewhere by using words such as “expect”, “strive”, “looking ahead”, “outlook”, “guidance”, “forecast”, “goal”, “optimistic”, “anticipate”, “continue”, “plan”, “estimate”, “project”, “believe”, “should”, “could”, “will”, “would”, “possible”, “may”, “likely”, “intend”, “can”, “seek”, “potential”, “pro forma” or the negative thereof and similar expressions or future dates. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this announcement or to conform these statements to actual results or revised expectations.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release
99.2	Transaction Agreement dated as of March 18, 2025, entered by and made among BGM Group Ltd, Martline Limited, Cymatrix Limited, Innovo Limited, Techvovo Limited and YX Management Company Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 19, 2025

BGM Group Ltd

By:	/s/ Chen Xin
Name:	Chen Xin
Title:	Chief Executive Officer